Exhibit(a)(1)(L)

News Release

David R. Jarvis, Chief Executive Officer

Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 769-2980

For Immediate Release: December 8, 2005

MERCURY REAL ESTATE ADVISORS LLC ANNOUNCES

EXPIRATION OF OFFERING PERIOD FOR

30,500 SHARES OF COMMON

STOCK OF TOWER PROPERTIES COMPANY

Greenwich, Connecticut: Mercury Real Estate Advisors LLC, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., David R. Jarvis and Malcolm F. MacLean IV (collectively, “Mercury”), announced today the expiration of the offering period of Mercury’s cash tender offer to purchase up to 30,500 Shares of Common Stock of Tower Properties Company (collectively, the “Shares”). The offering period expired, as scheduled, at 12:00 midnight, Eastern Standard Time, on Wednesday, December 7, 2005.

Based on preliminary information provided by The Bank of New York, the depositary for the offer, an aggregate of 10,161 Shares, representing 5.5% of the outstanding shares of common stock, were validly tendered prior to the expiration of the offering period, subject to adjustment pending the receipt of any shares pursuant to guaranteed delivery procedures. All such Shares validly tendered have been accepted for purchase in accordance with the terms of the offer. Final results of the offer will be announced once the depositary has determined the number of Shares, if any, validly tendered pursuant to guaranteed delivery procedures.